LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 8, 2025

Mr. Christopher R. Bellacicco
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File No. 811-23226

Dear Mr. Bellacicco:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Preliminary Proxy Statements for the TrueShares Structured Outcome (January) ETF, TrueShares Structured Outcome (February) ETF, TrueShares Structured Outcome (March) ETF, TrueShares Structured Outcome (April) ETF, TrueShares Structured Outcome (May) ETF, TrueShares Structured Outcome (June) ETF, TrueShares Structured Outcome (July) ETF, TrueShares Structured Outcome (August) ETF, TrueShares Structured Outcome (September) ETF, TrueShares Structured Outcome (October) ETF, TrueShares Structured Outcome (November) ETF, TrueShares Structured Outcome (December) ETF, TrueShares Eagle Global Renewable Energy Income ETF, TrueShares Technology, AI, & Deep Learning ETF, TrueShares Active Yield ETF, The Opal Dividend Income ETF, RiverNorth Patriot ETF, and RiverNorth Enhanced Pre-Merger SPAC ETF (each a “Fund,” together the “Funds”) filed on March 20, 2025 (SEC Accession No. 0000894189-25-001937 and 0000894189-25-001938). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statements.

General Comments

1.Staff Comment: The Shareholder Letter in each Preliminary Proxy Statement includes the following sentence: “If shareholders of the Existing Funds do not approve the Reorganizations, then the Existing Funds will not be reorganized into the New Funds and the LiFT board of trustees will consider what further actions to take with respect to the Existing Funds, which may include continuation or liquidation of the Existing Funds.” Please add disclosure here clarifying that the reorganizations are not contingent upon one another.

Response: The Trust responds by adding the requested disclosure.

2.Staff Comment: The Preliminary Proxy Statements, under the section “Comparison of the Existing Funds and the New Funds”, state that the current Prospectus and Statement of Additional Information for the Existing Funds are incorporated by reference. The Preliminary Proxy Statements also state: “The current Prospectus also includes Financial Highlights for each Existing Fund.” Please include hyperlinks to the relevant documents when incorporating by reference as required by the Fixing America’s Surface Transportation Act (“FAST Act”).

Response: The Trust responds by including all necessary hyperlinks to the Prospectus and SAI for the Existing Funds in the Preliminary Proxy Statements.

3.Staff Comment: In each proxy card, please provide a separate set of boxes for each reorganization and include a column for investors to abstain from voting.

Response: The Trust has made the requested revisions to the proxy card.

Sub-Advised ETFs

4.Staff Comment: Please provide completed expense examples tables in pages 14 through 15 of the Proxy Statement.

Response: The completed expense examples tables are included in Appendix A to this correspondence.

5.Staff Comment: Please include the investment restriction(s) for the TrueShares Active Yield ETF in page 10 of the Proxy Statement.

Response: The Trust responds by including the investment restriction(s) for the TrueShares Active Yield ETF.

Additional Comments Received from Brian Szilagyi of the Staff on March 31, 2025

6.Staff Comment: Please include an auditor’s consent for the Existing Funds with respect to the inclusion of financial statements.

Response: The Trust responds by confirming it will add the requested auditor’s consent.

7.Staff Comment: Please disclose the dollar amount of any capital loss carry-forwards that are available for the Existing Funds as of the most appropriate period end and discuss any potential loss or the limitation on the use of any capital loss carry-forwards as a result of the reorganizations.

Response: The Trust responds adding disclosure to the “Federal Income Tax Consequences” section that reads as follows:

Structured Outcome ETFs

During the fiscal year ended December 31, 2024, the Existing Funds had carryforward losses and post-October losses which will be carried forward indefinitely to offset future realized capital gains as follows. The Existing Funds do not expect the closing of the Reorganization to have any effect on the ability to use its capital loss carryforwards following the Reorganization.

Fund	Capital Loss Carryover Utilized	Indefinite Short-Term Capital Loss Carryover	Indefinite Long-Term Capital Loss Carryover
TrueShares Structured Outcome (January) ETF	$396,465	—	—
TrueShares Structured Outcome (February) ETF	—	$12,277	$73
TrueShares Structured Outcome (March) ETF	—	—	—
TrueShares Structured Outcome (April) ETF	$197,297	—	—
TrueShares Structured Outcome (May) ETF	$7,319	$325,651	—
TrueShares Structured Outcome (June) ETF	—	—	—
TrueShares Structured Outcome (July) ETF	$39,161	—	—
TrueShares Structured Outcome (August) ETF	$130,239	$174,300	—
TrueShares Structured Outcome (September) ETF	$154,829	$207,018	—
TrueShares Structured Outcome (October) ETF	$338,378	—	—
TrueShares Structured Outcome (November) ETF	—	$1,422,270	$1,080
TrueShares Structured Outcome (December) ETF	$200,608	—	—

Sub-Advised ETFs

As of December 31, 2024, the Existing Funds had accumulated short-term and long-term capital loss carryforwards in the amounts provided in the table below. These amounts do not expire. The Existing Funds do not expect the closing of the Reorganization to have any effect on the ability to use its capital loss carryforwards following the Reorganization.

Name of Fund	Indefinite Short-Term Capital Loss Carryover	Indefinite Long-Term Capital Loss Carryover
The Opal Dividend Income ETF	$5,961,936	$2,743,372
RiverNorth Enhanced Pre-Merger SPAC ETF	—	—
RiverNorth Patriot ETF	$379,817	$218,347
TrueShares Active Yield ETF	$6,573,106	—
TrueShares Eagle Global Renewable Energy Income ETF	$100,899	$80,435
TrueShares Technology, AI & Deep Learning ETF	$1,380,351	$9,013,609

8.Staff Comment: Please confirm in correspondence that the fees pertaining to the Existing Funds represent the current fees.

Response: The Trust responds by confirming that all fees pertaining to the Existing Funds represent the current fees.

9.Staff Comment: Please provide completed capitalization tables with information (i.e., shares and net assets) as of a date not more than 30 days prior to the date of filing of the Definitive Proxy Statement (for reference, see generally Item 4(b) of Form N-14).

Response: The Trust responds by adding the requested capitalization table disclosure in substantially the form as follows (table will be updated upon filing of the Definitive Proxy Statement):

Structured Outcome ETFs

Fund Capitalizations
The following tables set forth the unaudited capitalization of each Existing Fund and New Fund as of March 31, 2025 and the unaudited pro forma capitalization of the combined Existing Fund and New Fund as adjusted to give effect to the proposed reorganization. The following are examples of the number of shares of each New Fund that are proposed to be exchanged for the shares of the corresponding Existing Fund if the reorganization occurs and do not reflect the number of shares or value of shares that would actually be received if the reorganization occurs. Pro forma numbers are estimated in good faith and are hypothetical. Pro forma numbers do not reflect any potential liquidation of shareholders associated with the reorganization.

TrueShares Structured Outcome (January) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$27,144,960	$0	$27,144,960
Shares Outstanding	790,000	0	790,000
Net Asset Value Per Share(1)	$34.36	$0	$34.36
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (February) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$6,547,322	$0	$7,670,005
Shares Outstanding	190,000	0	230,000
Net Asset Value Per Share(1)	$34.46	$0	$33.35
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (March) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$19,782,426	$0	$19,782,426
Shares Outstanding	630,000	0	630,000
Net Asset Value Per Share(1)	$31.40	$0	$31.40
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (April) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$23,645,599	$0	$23,645,599
Shares Outstanding	690,000	0	690,000
Net Asset Value Per Share(1)	$34.27	$0	$34.27
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (May) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$9,643,244	$0	$9,643,244
Shares Outstanding	320,000	0	320,000
Net Asset Value Per Share(1)	$30.14	$0	$30.14
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (June) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$4,604,394	$0	$4,604,394
Shares Outstanding	155,000	0	155,000
Net Asset Value Per Share(1)	$29.71	$0	$29.71
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (July) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$33,345,962	$0	$33,345,962
Shares Outstanding	800,000	0	800,000
Net Asset Value Per Share(1)	$41.68	$0	$41.68
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (August) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$16,074,476	$0	$16,074,476
Shares Outstanding	415,000	0	415,000
Net Asset Value Per Share(1)	$38.73	$0	$38.73
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (September) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$19,319,543	$0	$19,319,543
Shares Outstanding	505,000	0	505,000
Net Asset Value Per Share(1)	$38.26	$0	$38.26
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (October) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$15,312,959	$0	$15,312,959
Shares Outstanding	390,000	0	390,000
Net Asset Value Per Share(1)	$39.26	$0	$39.26
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (November) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$22,545,543	$0	$22,545,543
Shares Outstanding	560,000	0	560,000
Net Asset Value Per Share(1)	$40.26	$0	$40.26
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (December) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$74,385,224	$0	$74,385,224
Shares Outstanding	2,010,000	0	2,010,000
Net Asset Value Per Share(1)	$37.01	$0	$37.01
(1) Rounded to the nearest cent.

The information in the capitalization table above is for informational purposes only. There is no assurance the reorganization will be consummated. Moreover, if consummated, the capitalization of each Existing Fund and New Fund is likely to be different at the closing date as a result of daily share purchase and redemption activity in an Existing Fund. Accordingly, the foregoing should not be relied upon to reflect the number of shares of the New Fund that actually will be received on or after such date.

Sub-Advised ETFs

Fund Capitalizations
The following tables set forth the unaudited capitalization of each Existing Fund and New Fund as of March 31, 2025 and the unaudited pro forma capitalization of the combined Existing Fund and New Fund as adjusted to give effect to the proposed reorganization. The following are examples of the number of shares of each New Fund that are proposed to be exchanged for the shares of the corresponding Existing Fund if the reorganization occurs and do not reflect the number of shares or value of shares that would actually be received if the reorganization occurs. Pro forma numbers are estimated in good faith and are hypothetical. Pro forma numbers do not reflect any potential liquidation of shareholders associated with the reorganization.

TrueShares Technology, AI & Deep Learning ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$33,916,938	$0	$33,916,938
Shares Outstanding	870,000	0	870,000
Net Asset Value Per Share(1)	$38.98	$0	$38.98
(1) Rounded to the nearest cent.

The Opal Dividend Income ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$134,105,174	$0	$134,105,174
Shares Outstanding	4,190,000	0	4,190,000
Net Asset Value Per Share(1)	$32.01	$0	$32.01
(1) Rounded to the nearest cent.

TrueShares Eagle Global Renewable Energy Income ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$2,276,079	$0	$2,276,079
Shares Outstanding	110,000	0	110,000
Net Asset Value Per Share(1)	$20.69	$0	$20.69
(1) Rounded to the nearest cent.

TrueShares Active Yield ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$154,420,065	$0	$154,420,065
Shares Outstanding	6,450,000	0	6,450,000
Net Asset Value Per Share(1)	$23.94	$0	$23.94
(1) Rounded to the nearest cent.

RiverNorth Patriot ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$3,856,055	$0	$3,856,055
Shares Outstanding	140,000	0	140,000
Net Asset Value Per Share(1)	$27.54	$0	$27.54
(1) Rounded to the nearest cent.

RiverNorth Enhanced Pre-Merger SPAC ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$5,056,334	$0	$5,056,334
Shares Outstanding	195,000	0	195,000
Net Asset Value Per Share(1)	$25.93	$0	$25.93
(1) Rounded to the nearest cent.

The information in the capitalization table above is for informational purposes only. There is no assurance the reorganization will be consummated. Moreover, if consummated, the capitalization of each Existing Fund and New Fund is likely to be different at the closing date as a result of daily share purchase and redemption activity in an Existing Fund. Accordingly, the foregoing should not be relied upon to reflect the number of shares of the New Fund that actually will be received on or after such date.

Structured Outcome ETFs

10.Staff Comment: In the paragraph prior to the expense example table, please revise references to “Examples” to be singular.

Response: The Trust has made the requested revisions.

Sub-Advised ETFs

11.Staff Comment: Please provide completed “Fees and Expenses” tables starting on page 12 of the Proxy Statement.

Response: The completed fee tables are included in Appendix A to this correspondence.

*	*	*
If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

cc: Brian Szilagyi, CPA
Staff Accountant
Division of Investment Management, Disclosure Review and Accounting Office

Appendix A

TrueShares Technology, AI & Deep Learning ETF

Shareholder Fees	Existing Fund	New Fund
(fees paid directly from your investment)	(Current)	(Pro Forma)
Management Fees	0.68%	0.68%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%
Acquired Fund Fees and Expenses	0.01%	0.01%

Total Annual Fund Operating Expenses	0.69%	0.69%

The Opal Dividend Income ETF

Shareholder Fees	Existing Fund	New Fund
(fees paid directly from your investment)	(Current)	(Pro Forma)
Management Fees	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%

Total Annual Fund Operating Expenses	0.65%	0.65%

TrueShares Eagle Global Renewable Energy Income ETF

Shareholder Fees	Existing Fund	New Fund
(fees paid directly from your investment)	(Current)	(Pro Forma)
Management Fees	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%

Total Annual Fund Operating Expenses	0.75%	0.75%

TrueShares Active Yield ETF

Shareholder Fees	Existing Fund	New Fund
(fees paid directly from your investment)	(Current)	(Pro Forma)
Management Fees	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%
Acquired Fund Fees and Expenses	1.67%	1.67%

Total Annual Fund Operating Expenses	2.42%	2.42%
A-1

RiverNorth Patriot ETF

Shareholder Fees	Existing Fund	New Fund
(fees paid directly from your investment)	(Current)	(Pro Forma)
Management Fees	0.70%	0.70%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%

Total Annual Fund Operating Expenses	0.70%	0.70%

RiverNorth Enhanced Pre-Merger SPAC ETF

Shareholder Fees	Existing Fund	New Fund
(fees paid directly from your investment)	(Current)	(Pro Forma)
Management Fees	0.89%	0.89%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%
Acquired Fund Fees and Expenses	0.01%	0.01%

Total Annual Fund Operating Expenses	0.90%	0.90%

Example: The Examples below are intended to help you compare the cost of investing in an Existing Fund and its corresponding New Fund with the cost of investing in other funds. The Examples assume that you invest $10,000 in the applicable Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year and each Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

TrueShares Technology, AI & Deep Learning ETF	1 Year	3 Years	5 Years	10 Years
Existing Fund	$69	$218	$379	$847
New Fund	$69	$218	$379	$847

The Opal Dividend Income ETF	1 Year	3 Years	5 Years	10 Years
Existing Fund	$66	$208	$362	$810
New Fund	$66	$208	$362	$810

A-2

TrueShares Eagle Global Renewable Energy Income ETF	1 Year	3 Years	5 Years	10 Years
Existing Fund	$77	$240	$417	$930
New Fund	$77	$240	$417	$930

TrueShares Active Yield ETF	1 Year	3 Years	5 Years	10 Years
Existing Fund	$77	$240	$417	$930
New Fund	$77	$240	$417	$930

RiverNorth Patriot ETF	1 Year	3 Years	5 Years	10 Years
Existing Fund	$72	$224	$390	$871
New Fund	$72	$224	$390	$871

RiverNorth Enhanced Pre-Merger SPAC ETF	1 Year	3 Years	5 Years	10 Years
Existing Fund	$91	$284	$493	$1,096
New Fund	$91	$284	$493	$1,096

More detailed information about each New Fund’s annual fund operating expenses will be set forth in the New Funds’ Prospectus.
A-3